Exibit 99

[Unofficial English Translation of Excerpts of Request Submitted to Court to
Summon Meetings of the Creditors of the Company Under Section 350(a) of the
Companies Law]

Overview

Mega is the second largest retail food chain in Israel, operating by means of 182 active branches throughout Israel.1 Mega employs approximately 5,700 employees under direct contract and constitutes the principal source of income for additional employees through human resources and service contractor companies in an extent of approximately 1,000 additional positions, as well as for a large number of additional small suppliers who are reliant almost entirely on the Company. The annual business turnover of Mega for the year 2014 stood at NIS 5.4 billion.

Mega operates in conjunction with 500 different commercial suppliers and 1,000 service providers. The debt of Mega to these suppliers and the service providers stands at an estimated value of NIS 705 million2 and its debt to the banks stands at NIS 538 million3 (including credit and loans which were issued to the subsidiary, Eden Teva Market, Ltd. (hereinafter: “Eden Teva”), which are secured by guaranties of Mega). It must be noted that as of the date of submission of this application, Mega is not in arrears in payment to any of its creditors and all of its debts are paid in an orderly fashion.

Over the course of decades of activity in the retail world in Israel, Mega has accumulated goodwill in its fields of activity and possesses a broad infrastructure of stores, a logistical system, service centers and an internet sale system, which are operated by skilled human resources.

For reasons which shall be set out extensively below in this application, there has been a consistent decline in the financial and business condition of Mega over the last few years. The losses of Mega in the years 2011-2014 have amounted to approximately NIS 700 million, of which in excess of NIS 400 million were in the year 2014. The business plan which the management of Mega has sought to implement in recent years, has not achieved its aims and in fact, also in the first quarter of the year 2015, Mega has continued its trend of business losses amounting to NIS 80 million for this quarter.

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1 Out of which 9 are independent branches of the subsidiary Eden Teva Market, Ltd.

2 As of the date hereof, the total supplier credit (commercial) of Mega stands at NIS 675 million, against a commercial inventory in an amount of NIS 283 million (as of 31.5. 2015) and the total liabilities of Mega in respect of services and overhead acquisitions, stands at NIS 30 million.

3 For further details regarding Mega's debts, including its guaranties to Eden Teva, see chapter D below.

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General Background

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12. Starting in the year 2011, the condition of Mega has continuously declined. This decline is expressed mainly in increasing losses and consistent decreases in sales, as is described in the table below:

Table of Losses of Mega for the Years 2011-2014, including the First Quarter of 2015:

Year	Profit/Loss	Equity
2011	-44.6	786.6
2012	-65.3	716.2
2013	-129.0	470.4
2014	-435.7	36.0
Q1 - 2015	-86.6	-44.5
Cumulative Losses For the Period	762.0

Table of Sales of Mega Including Sales of the subsidiary Eden Teva, Between the Years 2010-2014 in NIS millions:

Year	Sales
2010	6,873
2011	6,720
2012	6,583
2013	6,373
2014	5,828

The revenue of the Company (Solo) in the year 2014 amounted to NIS 5.4 billion (in contrast to sales of NIS 5.9 billion in 2013 and NIS 6.1 billion in 2012.

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Marketing, Advertisement and Sale Promotion

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18	The “RAV-TAV” shopping vouchers (paper vouchers) and the RAV card (chargeable vouchers) owned by the controlling shareholder - the vouchers are accepted in 700 businesses and in all points of sale in the stores of Alon Blue Square Group, including branches of the Mega group and retail chains which are not part of the group, with which the controlling shareholder has engaged in collaboration agreements. The vast majority of the sale of shopping vouchers is carried out prior to the fall holidays and Passover. The method is that the shopping vouchers are issued by the controlling shareholder and sold by it, mainly to corporations, institutions and labour unions at a discount from their nominal value. The controlling shareholder pays Mega the value of the vouchers which were redeemed at the branches of Mega with deduction of a certain commission, when, until now, the reckoning of accounts between Mega and the controlling shareholder with regard to the shopping vouchers was carried out by way of a reckoning of the books (debit/credit). In the framework of the collective agreement which was signed with the employees recently, it was agreed that the terms of credit of the controlling shareholders as towards Mega would be identical (back to back) to the terms of credit of the controlling shareholder with the purchasers of the vouchers. Purchases by means of the vouchers in Mega branches in the year 2014 constituted a significant portion of the total sales of the Company.

It is noted in this regard that in the month of July 2014, Amendment 36 to the Consumer Protection Law 5774- 2014, came into effect and which determines, inter alia, that the validity of shopping vouchers shall be at least five years, the nominal value of the shopping vouchers shall be uniform and it shall not be possible to exercise the vouchers at values which are lower than its nominal value.

The extent of unredeemed shopping vouchers, correct as at the date of the submission of this application, stands at approximately NIS 200 million.

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Service Providers

46.	Mega engages with contractors who provide services in various fields, including guard and security services, cleaning and IT.

Rents

47.	Mega rents 84 of its branches from Square Real Estate, which is a sister company of Mega. The remaining 94 Mega branches are rented from third parties, some from well-known real estate corporations and others from private owners.

48.	All of the rental agreements have extended rental periods, with termination dates starting through the end of 2017 (the shortest) and until the end of 2025. The majority of the rental agreements have rental payments which are paid as the higher of a fixed amount per square meter, or as percentages of the proceeds.

49.	Mega sublets 21 of its branches (of which some are to companies in the Alon Blue Square group).

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Part B – Shareholdings in Eden Teva, Scope of Activities and its Business

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63.	As of the date hereof, Eden Teva owes Mega, in respect of repayment of shareholders loans, an amount of NIS 101 million, in accordance with the following details (with regard to the year of the issue of the loan): the year 2007 – NIS 47 million; the year 2012 – NIS 10 million; the year 2013 – NIS 10 million; the year 2014 – NIS 5 million; the year 2015 – NIS 29 million.

64.	In addition, Mega is a guarantor to the debts of Eden Teva in an amount of NIS 50 million (to Leumi Bank, to First International Bank and to Isracard).

65.	Further to the description with regard to the financial and economic situation of Eden Teva, Mega is examining the options available to it for stabilizing the situation of Eden Teva and in the alternative, for selling it in its entirety or in part to third parties. As part of the operating plan, the financing sources required for Eden Teva for the months of July-August, in a total amount of NIS 11.5 million, were taken into account in order to maintain the current activity of Eden Teva for purposes of locating a buyer for its activity. It is clear that the current situation in which the chain is losing and haemorrhaging cannot continue for long.

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Section D - The current assets and liabilities of Mega

Assets

74.	Tangible assets (chattel) :

74.1	Inventory - The total value of the inventory of Mega amounts to, as of 24.6.2015, a total of NIS 283 million, in cost terms. The inventory includes a broad variety of food and consumption products sold at branches of Mega and which are acquired from various suppliers.

74.2	Equipment and fixed property - In accordance with the data of Mega, the depreciated book value of improvements in premises, equipment and fixed property of Mega stands, as of 31.5.2015, at an amount of NIS 445 million.

74.3	Vehicles - Mega is registered as the owner of 90 vehicles. The vast majority of the vehicles are forklifts and trailers, the majority of which are pledged to Massad Bank in the framework of a leasing finance transaction as specified in clause 78.2 below.

74.4	Customers - The customer balance of Mega, roughly estimated only, is estimated as of the date of submission of this application in an amount of NIS 140 million. This figure includes transactions carried out by customers by credit card, the consideration of which has yet to be received from the credit corporations.

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Obligations

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77.	Suppliers and service providers

As of the date hereof, the total supplier credit (commercial) of Mega stands at NIS 675 million (as against a commercial inventory in an amount of NIS 283 million as of 31.5. 2015) and the total liabilities of Mega in respect of services and overhead acquisitions stands at NIS 30 million (meaning Mega has liabilities to various suppliers and service providers in a total amount of NIS 705 million). It is noted that the majority of the supplier and service provider credit is “revolving” credit, hence the total supplier credit is likely to change dramatically, depending on the day of its presentation.

Guarantees and indemnification deeds provided by the controlling shareholder

79.	For securing the liabilities of Mega, the controlling shareholder has provided, throughout the years, guarantees and deeds of undertaking and indemnity, currently valued in a total amount of NIS 470 million, segmented as follows:

79.1	To banks – approximately NIS 200 million

79.2	To credit insurers – approximately NIS 180 million

79.3	To employees – approximately NIS 70 million

79.4	To supplier – approximately NIS 20 million

In addition, the controlling shareholder is a guarantor for a number of landlords.

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Salary costs

99.	In the month of January 2015, the Minimum Wage Law (increase of amounts of minimum wage – current directive) 5772– 2015 (hereinafter: “current directive”) was enacted, in the framework of which the minimum wage in the private sector shall increase by a total amount of NIS 700, to NIS 5,000 per month, in three separate increments during the years 2015 to 2017 (inclusive). In accordance with the aforementioned format, the minimum wage grew on 1.4.2015 to NIS 4,650 per month, on 1.8.2016 it shall grow to NIS 4,825 per month and as of 1.1.2017 the minimum wage shall stand at NIS 5,000 per month. In any event, starting on 1.4.2016, the minimum wage shall not be less than 47.5% of the average monthly salary in April of each relevant year.

100.	Taking into account the number of employees employed today at the Company and who earn minimum wage (prior to implementation of the rehabilitation plan and the closing of the 32 planned branches in the framework thereof) the current directive shall bring about an increase in wage expenses in the following years of NIS 12 million in respect of 2015, NIS 20 million in respect of 2016 and NIS 34 million in respect of 2017 and onward.

101.	The annual wage expenses at Mega cost NIS 600 million and constitute more than 11% of the sales. This is a significantly higher proportion than that of the competitors. As mentioned, most of the competitors do not have organised workplaces.

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APPENDIX 1

RECOVERY PLAN AND PROPOSED ARRANGEMENT

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Recovery Arrangement for Mega Retail Ltd.

1.	Definitions

In the recovery arrangement which is proposed below the following terms shall have the meanings indicated adjacent thereto:

“The Company”	Mega Retail Ltd. co. no. 52-003618-7.
“The controlling interest”	Alon Blue Squar e Israel Ltd. pub. co. no. 52-004284-7, the holder of 100% of the shares of the Company.
“Eden Teva”	Eden Health Teva Market Ltd. co. no. 51-333020-9, of which the Company holds 51% of its shares.
“The request for convening of the assemblies”	A petition filed by the Company with the court for approval of the convening of the assemblies of creditors under Article 350 of the Companies Law and for the issue of additional orders.
“The court”	The central District Court, hearing the application for receivership and which is authorised to approve the recovery arrangement.
“The employees”	The employees of the Company who are employed in accordance with collective agreements and the employees of the Company who are employed under personal employment contracts.
“The banks”	Hapoalim Bank Ltd., Leumi Israel Bank Ltd., Mizrachi Tefahot Bank Ltd. and the First International Bank of Israel, in respect of the direct liabilities of the Company towards them and in respect of guaranties which the Company has provided to secure the liabilities of Eden Teva.

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“The suppliers”	The suppliers and service providers to the Company, to which the Company has liabilities in excess of NIS 800,000 with the exception of suppliers of fresh produce (vegetables, fruits and eggs) and human resources companies and small goods transporters (even in the event that the debt to any of them exceeds the amount of NIS 800,000).
“The landlords”	All of the landlords of the properties with which the Company has engaged in rental agreements in connection with its branches, with the exception of the landlords of branches for which the Company shall decide during the interim period to forgo the rental agreements with them or to assign them to third parties as specified in the application for convening of the assemblies.
“The creditors”	The banks, the suppliers and the landlords (and every one of the individuals of these shall hereinafter be called: “creditor”).
“The Receiver General”	The Receiver General.
“The assembly of creditors”	The assembly of banks, the assembly of suppliers and the assembly of landlords which shall be convened in accordance with the decision of the court and the directives thereof for purposes of voting upon approval of the recovery arrangement which is proposed by the Company.

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“The determining debt	Deriving from the fact that the recovery arrangement does not include a waiver of any debt whatsoever (in whole or in part) and does not include a clause with regard to an exemption of the Company from its debts, its liabilities, its guarantees etc., but rather includes only a change in the dates of the payments and the distribution of payments – “the determining debt” shall be the debt of the Company vis-a vis each one of the individuals of the creditors (both in accordance with the definition thereof for purposes of voting in the assembly of creditors and for purposes of performance of the payments in accordance with this recovery arrangement), which shall be determined in accordance with the amount of the debt which is indicated in the books of account of the Company with regard to such creditor, subject to the right of each creditor to dispute the debt recorded in the books of the Company for purposes of payment only, and this through the ordinary means which are available to it for such purpose and during the ordinary course of business of the Company.
“The index”	The consumer prices index (including fruits and vegetables) which is published by the Central Bureau of Statistics or any other formal body which shall lawfully come in its stead, or any other formal index which shall come in its stead whether if it shall be based upon the data upon which the consumer prices index is determined at the time of approval of the recovery arrangement or whether it shall be based upon some other data. In the event that the consumer prices index shall indeed be replaced as mentioned, the Central Bureau of Statistics or any other formal body which shall lawfully come in its stead shall determine the ratio between the indexes.

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“The Companies Law”	The Companies Law - 1999
“The arrangement regulations”	The Companies Ordinance (request for settlement or arrangement) - 2002
“The recovery arrangement”	The arrangement which is presented in the framework of this document.
“The determining date”	The date upon which the application for receivership and the application for convening of the assemblies was filed with the court.
“The date of approval of the arrangement”	The date upon which the court shall approve the recovery arrangement, after convening of the assemblies of the creditors and the voting thereof.
“The interim period”	The period commencing upon the determining date and until the date upon which the recovery arrangement shall have been approved by the court.

2.	General

2.1.	It is emphasized that this recovery arrangement applies solely and exclusively to the banks, the suppliers, and the landlords as per the definition thereof in clause 1 above, and it does not apply to the remainder of the creditors of the Company including the tax authorities, local authorities, National Insurance Institute, suppliers, and service providers who are not included in the definition of the term “suppliers,” and financial creditors who are not banks, with regard to which the Company shall continue to discharge its debts in an orderly fashion.

2.2.	Furthermore, the recovery arrangement does not include the employees, with which the Company has recently reached agreements which were consolidated in the Collective Agreement and in the Document of Agreements dated 21.6.2015 and in the framework of which, inter alia, the employees waived components of their salary, benefits and ancillary rights in an extent of NIS 35 million for the year 2016 (and a total of NIS 26 million for the year 2015).

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2.3.	The recovery agreement also does not include a write-off of any of the debts to any of the creditors to which the arrangement applies, and it includes solely and exclusively a redistribution of the payments of some of the debts as specified below.

3.	The process of convening the assemblies of the creditors, the voting therein and the approval of the recovery arrangement.

3.1.	In respect of each type of creditor to which this recovery arrangement applies (banks, suppliers and landlords) a separate creditors assembly shall be convened for purposes of voting and approval.

3.2.	The vote of each creditor in each assembly as mentioned shall be deemed to be a vote upon all of the issues and the terms which are related to it in the recovery arrangement. Furthermore, upon such vote said creditor does not protest any of the issues or conditions which are included in the recovery arrangement and which are proposed to any creditor in any other assembly.

3.3.	Notice with regard to convening of the assemblies of creditors shall be issued by publication in the internet website of Mega at: www.mega.co.il (hereinafter: “the website”) which shall provide a unique page for all matters relating to the application for convening of the assemblies (and where there shall be every material document in connection with the proceedings) and by publication of notice in three daily newspapers which are widely distributed throughout Israel (one of which is a financial paper) two of them in the Hebrew language and one in the Arabic language in accordance with the arrangement regulations.

3.4.	The Company, under the supervision of the Receiver General, shall be responsible for the conduct of the assemblies of the creditors and the aintenance of minutes. The counting of votes at the various creditors assemblies shall be carried out by the Company and the results of the votes shall be registered in a report which shall be submitted to the court, together with the results of the votes in the assemblies.

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3.5.	The votes of the creditors shall be carried out by deeds of consent or rejection, prepared in accordance with form 14 which is in the supplement to the arrangement regulations.

3.6.	A creditor desirous of voting by means of proxy on its behalf shall provide to the offices of the legal representative of the Company, Lipa Meir and Co., attorneys (of 2 Weizmann Street, Amot Hashkaot house, Tel Aviv 6423902, tel: 03-6070600, fax: 03-6070629), to attorney Yoni Steinmetz, a power of attorney in accordance with the format as per form 13 in the arrangement regulations.

3.7.	The final arrangement arrangement upon which a vote shall be required in the assembly of creditors, the format of the power of attorney for voting by means of proxy (in accordance with form 13 to the supplement of the arrangement regulations) and the format of the notice regarding consent or rejection of the arrangement (the voting deed as per form 14 of the supplement to the arrangement regulations) shall be available for viewing and downloading by any interested party on the website.

3.8.	Approval of the recovery arrangement at the various assemblies of creditors shall be in accordance with a requirement of majority set out in Article 350 (h) of the Companies Law and in the alternative in accordance with the terms set out in article 350 (m) of the Companies Law, or as shall be determined by the court.

3.9.	In any matter for which specific instructions shall not be issued, the creditors assemblies shall be conducted in accordance with the provisions of section D to the arrangement regulations (mutatis mutandi) and all under the supervision of the receiver general.

4.	The recovery arrangement of the Company for its creditors

4.1.	Below shall be set out the components of the recovery arrangement which is proposed for each one of the groups of the creditors – the banks and the suppliers – for purposes of discharge of the debts of the Company towards them, in addition to details to the changes in the commercial terms which the landlords shall be requested to approve.

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4.2.	The Banks

4.2.1.	The proposed arrangements with the banks includes the deferment of the discharge of the principal of the debt for three years (“the grace period”) from the time of approval of the recovery arrangement, in accordance with the debts to the banks described below, which includes the credit and the loans that were issued to Eden Teva and which are secured by Company guarantees :

4.2.1.1.	Hapoalim Bank Ltd – a total of NIS 301 million.

4.2.1.3.	Mizrachi Tefahot Bank Ltd – a total of NIS 145 million.

4.2.1.4.	The First International Bank of Israel Ltd – a total of NIS 13 million.

4.2.2.	After expiry of the grace period, the principal of the debt shall be paid over the course of several years in the following manner: 8.5% of the principal of the debt will be paid during each one of these seven years (2.125% of the principal per quarter), and in the eighth year the remaining balance of the principal of the debt, 40%, shall be discharge. The principal of the debt shall be discharged each year in quarterly payments.

4.2.3.	The interests which shall be paid to the banks during the course of the grace period and thereafter shall be at a rate of 3.5% (index linked).

4.3.	The Suppliers

4.3.1.	The proposed arrangement for the suppliers includes deferment of payment of 30% of the determining debt for each supplier (“the deferred debt per supplier”) for a period of two years from the date of approval of the recovery arrangement.

4.3.2.	After expiry of two years from the date of approval of the recovery arrangement, the Company shall discharge the deferred debt to the supplier in 36 equal monthly payments together with the interest at a rate of 2%.

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4.3.3.	The company has applied to its controlling interest for an additional shareholders contribution whereby the controlling interest shall enable each supplier over the course of 12 months from approval of the arrangement, only, (hereinafter: “the option period”) to convert the deferred debt per supplier (in whole or in part) to shares of the controlling interest by way of allotment of shares in the stead of the deferred debt per supplier. The detailed mechanism for exercise thereof, and the position of the controlling interest – which shall be subject to approval of the general assembly thereof and any law – shall be presented before the creditors not later that two business days prior to the assembly of creditors.

4.3.4.	By their approval of the recovery arrangement, the suppliers approve that the deferment of payment to them in accordance therewith and the granting of the option shall not be deemed to be an insurance event for purposes of submission of a claim to the credit insurers (Clal insurance Company Ltd and I.C.I.C – the Israeli Credit Insurance Company Ltd) and that they shall not be entitled to exercise insurance policies in their favour with credit insurers.

4.4.	The Landlords

4.4.1.	In accordance with the approval of the court, the Company shall be entitled to adopt or to waive existing contracts (as per the definition thereof in article 350h (a) of the Companies Law) and including to be released from rental agreements in connection with properties which are rented by it and with regard to which the Company has reached or shall reach the conclusion that the continued fulfilment thereof is uneconomical for it and encumbers its continued activity, all in accordance with its discretion.

4.4.2.	The Company shall be entitled to assign to third parties its rights and undertakings in accordance with the existing rental agreements that it shall seek to adopt, and this under the same terms and for the same period as determined in the rental agreement between it and the landlord.

4.4.3.	The rental fees on the properties which shall remain shall be decreased by 5% through the end of the rental period save if agreed otherwise between Mega and the landlord.

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4.4.4.	Agreements which require a payment of rental fees for a number of months in advance shall be amended such that the payment of rental fees shall be carried out on a monthly basis at the beginning of each month, in advance.

5.	The contribution of the controlling interests

The controlling interest undertakes as towards Mega that:

5.1.	It shall provide on 1.6.2015 a loan in an amount of NIS 100 million in accordance with the requirements of Mega which shall be returned to the controlling interest solely and exclusively from the profits of Mega starting in the year 2020 onward and provided and to such extent that there shall be profits as mentioned.

5.2.	In addition, the controlling interest shall provide a credit line of up to NIS 120 million for coverage of “peaks” in required credit for the activity of the Company.

5.3.	In addition and further to that stated in clause 4.3.3. above, the controlling interest shall examine, subject to any law, the possibility of issuing in favour of the suppliers, options for conversion of the deferred debt of the Company to them (in whole or in part) to shares of the controlling interests within one year of the date of approval of the arrangement by the court and under terms as shall be specified and published prior to approval of the recovery arrangement in the assembly of creditors.

6.	The sources for performance of the payments in accordance with the recovery plan and streamlining steps.

6.1.	As a source for the discharge of the payment of the recovery arrangement, the Company shall use the free cash flow anticipated to be created as a result of its continued operations as a going concern, as specified in appendix one of the application for receivership (sources and uses, and anticipated forecast).

6.2.	As part of the outline of the recovery arrangement, the management undertakes additional streamlining steps by way of increasing income and minimizing expenses.

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6.3.	Appendix one of the application for receivership with regard to the recovery plan of the Company describes the dates of discharge of the entirety of the debts of the Company to creditors in accordance with this arrangement during the course of these years and the sources which shall serve the Company for such purpose. As described in the appendix, the information included therein is forward looking information, as per the definition thereof at law, which is based upon many assumptions with regard to future occurrences. These assumptions are contingent, inter alia, on third parties or on the occurrence of external events, the majority of which the Company does not have control over and the Company does not have any ability to influence. Accordingly, the Company cannot estimate with certainty that these assumptions shall actually take place. Extensive details of the assumptions and a description of the manner of the preparation of the aforementioned appendix is included in the appendix itself and constitutes an inseparable part thereof.

6.4.	Without detracting from that stated, the sources and uses appendix is based, inter alia, upon development plans which are mostly in advanced stages and their performance is contingent, inter alia, upon the fulfilment of forecasts and estimations of the management of the Company, in everything relating to the timetables for progress, the obtaining of approvals of third parties, the arrangement of financing under the terms which were assumed, changes in the economic environment in which the Company operates, subsidiaries and so forth. It is clarified that the assumption under which there is an increase in income during the years 2016 – 2021 is contingent upon and subject to the provisions of any law which shall apply at such time. In light of this, the achievement of the estimate cash flow presented in the sources and uses appendix is reliant upon many factors, over which the Company does not have control. The company seeks to emphasise that the viewer of the cash flow which is attached to the aforementioned appendix must take into account the significant differences and the uncertainties deriving therefrom, and all of the implications thereof.

7.	General Terms

7.1.	That stated in this arrangement shall be deemed to supersede all of the general provisions with regard to the matters in the agreements between the company and between any of the creditors included in this arrangement. It is clarified that to such extend as there shall be a discrepancy between that stated in this arrangement and that stated in agreements as mentioned- The provisions of this arrangement shall apply. The remainder of the agreements, the terms and the rights between the Company and between those of the creditors included in this agreement, shall continue to apply as they applied prior to the date of approval of the recovery arrangement.

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7.2.	Subject to fulfilment of the provisions thereof, in entirety and upon time, the recovery arrangement exhausts the creditory rights as towards the Company of the entirety of the creditors which are included in the framework thereof, in the period up to and including the date of approval of the arrangement. Furthermore, the creditors declare and confirm hereby that they do not have nor shall they have, and they irrevocably waive, any right, cause, action or contention as towards the management of the Company and as towards any party acting in its name or on its behalf, in respect or in connection with any matter relating to the preparation and the approval of the recovery arrangement.

- END -

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PRINCIPLES OF RECOVERY PLAN

28.06.2015

FORWARD LOOKING INFORMATION

The years 2015-2021 to which the plan relates describe the payment dates including obligations of the Company to its debtors under this arrangement over these and sources that will be used by the Company for these purposes. As described in the appendix, the information included therein is forward looking information, as defined in the law, based on many assumptions relating to future events. These assumptions are dependent, among other things, upon on third parties or the occurrence of outside events, for many of which the Company has no control and the Company has no ability to influence them. Therefore, the Company cannot estimate with certainty that these assumptions will actually be realized. An expanded explanation of the assumptions and the manner in which this appendix was built is included in the appendix itself and constitutes an inseparable part thereof.

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FORWARD LOOKING INFORMATION

Without derogating from that stated, the Sources and Uses Appendix is based, inter alia, upon development plans which are mostly in advanced stages and their performance is contingent, inter alia, upon the fulfilment of forecasts and estimations of the management of the Company, in everything relating to the timetables for progress, the obtaining of approvals of third parties, the arrangement of financing under the terms which were assumed, changes in the economic environment in which the Company operates, subsidiaries and others. It is clarified that the assumption under which there will be an increase in the Company's income during the years 2015 – 2021 is contingent upon and subject to the provisions of any applicable law. In light of this, the achievement of the estimated cash flow presented in the Sources and Uses Appendix is reliant upon many factors, over which the Company does not have control. The Company seeks to emphasize that the reader of the cash flow which is attached to the aforementioned Appendix must take into account the significant differences and the uncertainties deriving therefrom, and all of the implications thereof.

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WORKING ASSUMPTIONS FOR ANNUAL FORECASTS 2015 – 2021

•	The sales forecast for the next year and a half was examined in accordance with the monthly rate of May-June 2015.

•	Maintenance of gross profit margin.

•	Warehouses – the calculation does not include the closure of warehouses. The assumption is that the cost of warehouses will be included in the fully within the margin.

•	Wages –

o	Inclusion of the agreement with the union starting on 1st of July 2015 – decrease of NIS 35 million in annual terms.

o	Increase of NIS 12 million and NIS 17 million in wages over the years 2015 and 2016 respectively as a result of an increase in minimum wage.

•	Rents – 5% decrease in rental costs.

•	Management wages – inclusion of streamlining of wages starting in September 2015, total of approximately NIS 25 million annually (spread across the various expenses).

•	The sales forecast includes 2% annual growth starting in 2017.

•	Assumption of the opening of two new branches per annum starting in 2017.

•	Wages – addition of NIS 14 million in respect of additional increase in minimum wage in 2017.

•	Increase in index and rates of 2% annually.

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Forecast 2015 – 2016 (without closed branches)

In NIS millions

	2015		2016
	Amount	Percent	Amount	Percent
Gross Sales	4,913	100.0%	4,495	100.0%
Cost of sale	-3,725	-75.8%	-3,383	-75.3%
Gross Profit	1,188	24.2%	1,111	24.7%
Expenses
Salaries	-479	-9.8%	-389	-8.7%
Rents	-289	-5.9%	-239	-5.3%
Other expenses	-529	-10.8%	-454	-10.1%
Total sales & Admin expenses	-1,297	-26.4%	-1,082	-24.1%
Operating Profit	-109	-2.2%	29	0.6%
Finance expenses	-25	-0.5%	-25	-0.6%
Operating Profit after financing	-134	-2.7%	4	0.1%
Free cash flow	-44	-0.9%	80	1.8%
Maintenance investment	-45	-0.9%	-45	-1.0%
Free cash flow for debt service	-89	-1.8%	35	0.8%

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FIVE YEAR FORECAST

In NIS millions

	2017		2018		2019		2020		2021
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Gross Sales	4,584	100.0%	4,676	100.0%	4,770	100.0%	4,865	100.0%	4,962	100.0%
Cost of sale	-3,451	-75.3%	-3,520	-75.3%	-3,590	-75.3%	-3,662	-75.3%	-3,735	-75.3%
Gross Profit	1,134	24.7%	1,156	24.7%	1,179	24.7%	1,203	24.7%	1,227	24.7%
Expenses
Salaries	-403	-8.8%	-403	-8.6%	-403	-8.4%	-403	-8.3%	-403	-8.1%
Rents	-244	-5.3%	-248	-5.3%	-253	-5.3%	-258	-5.3%	-263	-5.3%
Other expenses	-458	-10.0%	-454	-9.7%	-450	-9.4%	-449	-9.2%	-449	-9.0%
Total sales & Admin expenses	-1,104	-24.1%	-1,105	-23.6%	-1,106	-23.2%	-1,110	-22.8%	-1,115	-22.5%
Operating Profit	29	0.6%	51	1.1%	73	1.5%	93	1.9%	112	2.3%
Finance expenses	-25	-0.5%	-25	-0.5%	-25	-0.5%	-25	-0.5%	-25	-0.5%
Operating Profit after financing	4	0.1%	26	0.6%	48	1.0%	68	1.4%	87	1.7%
Free cash flow	73	1.6%	88	1.9%	103	2.2%	118	2.4%	133	2.7%
Maintenance investment	-45	-1.0%	-45	-1.0%	-45	-0.9%	-45	-0.9%	-45	-0.9%
Free cash flow for debt service	28	0.6%	43	0.9%	58	1.2%	73	1.5%	88	1.8%
Cumulative cash flow	64		95		96		88		106
Supplier distribution	-11		-33		-33		-23
Bank distribution			-24		-47		-47		-47
Cash balance	53		38		16		18		59

24

Non recurring expenses

In NIS million

Non recurring expenses	TOTAL
Employees	-24
Consideration for vacating branches	126
Rent payment through sale of branch	-18
Eyal Logistics Center	-7
Working capital	-85
TOTAL	-9

* The main fund will serve for increased compensation

25

Appendix 5

Plan of Operations from the Date of Submission of Request until End of August

Daily Forecast

	30/6/15	1/7/2015	2/7/2015	3/7/2015	5/7/2015	6/7/2015
Opening balance		292	1,288	66,187	464	1,958
Forecast cash proceeds		5,044	4,328	4,890	5,529	5,158
Credit corporations proceeds		53	56,228	3,363	35,790	6,728
Customers/vouchers proceeds		4,500	8,000	4,000	0	0
Total Free Cash Flow		9,888	69,845	78,440	41,783	13,844
Salaries (inc. pension fund, deductions, national insurance)		0	0	0	0	0
Rent payments		(14,000)	(1,347)	(600)	(900)	0
Payments to suppliers		(600)	(2,311)	(72,376)	(1,925)	(600)
Cash balance at end of day		(4,712)	66,187	5,464	38,958	13,244
Cash required by controlling shareholder		6,000	0	(5,000)	(37,000)	(13,000)
Cumulative cash flow from controlling shareholder	30,000	36,000	36,000	31,000	(6,000)	(19,000)

7/7/2015	8/7/2015	9/7/2015	10/7/2015	12/7/2015	13/7/2015	14/7/2015	15/7/2015
244	113	4,610	2,130	3,445	16,049	2,702	2,472
4,834	5,044	4,328	4,890	5,529	5,158	4,834	5,044
5,537	53	2,792	19,813	9,000	6,728	5,537	53
3,000	0	(11,000)	0	0	0	3,000	8,500
13,614	5,210	730	26,834	17,974	27,934	16,072	16,069
0	0	(42,000)	0	0	0	0	(17,000)
(1,401)	0	0	(567)	0	0	0	(400)
(600)	(600)	(600)	(54,822)	(1,925)	(1,233)	(600)	(19,913)
11,613	4,610	(41,870)	(28,555)	16,049	26,702	15,472	(21,244)
(11,500)	0	44,000	32,000	0	(24,000)	(13,000)	21,000
(30,500)	(30,500)	13,500	45,500	45,500	21,500	8,500	29,500

26

16/7/2015	17/7/2015	19/7/2015	20/7/2015	21/7/2015	22/7/2015	23/7/2015
(244)	5,793	(986)	11,113	(635)	(864)	3,633
4,328	4,890	5,529	5,158	4,834	5,044	4,328
2,792	3,363	9,000	46,678	5,537	53	2,792
0	8,773	0	0	3,000	0	0
6,876	22,819	13,543	62,948	12,736	4,233	10,753
0	0	0	0	0	0	(500)
0	(7,192)	0	(450)	0	0	0
(1,083)	(71,613)	(2,431)	(1,133)	(600)	(600)	(5,600)
5,793	(55,986)	11,113	61,365	12,136	3,633	4,653
0	55,000	0	(62,000)	(13,000)	0	0
29,500	84,500	84,500	22,500	9,500	9,500	9,500

24/7/2015	26/7/2015	27/7/2015	28/7/2015	29/7/2015	30/7/2015	31/7/2015	2/8/2015
4,653	131	1,736	2,021	11,336	53	5,937	(532)
4,890	5,529	5,158	4,834	5,044	4,328	4,890	5,529
18,873	9,000	6,728	5,537	23,273	2,792	3,363	52,584
0	0	0	3,000	0	0	0	24,600
28,416	14,660	13,621	15,391	39,653	7,173	14,191	82,182
(500)	0	0	0	0	0	(1,500)	0
0	0	0	0	0	0	0	(20,174)
(81,785)	(1,925)	(600)	(4,055)	(600)	(1,236)	(49,222)	(8,563)
(53,869)	12,736	13,021	11,336	39,053	5,937	(36,532)	53,445
54,000	(11,000)	(11,000)	0	(39,000)	0	36,000	0
63,500	52,500	41,500	41,500	2,500	2,500	38,500	38,500

27

3/8/2015	4/8/2015	5/8/2015	6/8/2015	7/8/2015	9/8/2015	10/8/2015	11/8/2015
53,445	(342)	11,470	1,440	1,431	2,828	1,336	400
5,158	4,834	5,044	4,328	4,890	5,529	5,158	4,834
6,656	5,478	25,526	2,762	3,328	8,904	23,105	5,478
0	3,000	0	0	0	0	0	3,000
65,258	12,970	42,040	8,531	9,649	17,261	29,600	13,711
0	0	0	0	0	(30,000)	0	0
0	(900)	0	0	(2,000)	0	0	0
(600)	(600)	(600)	(600)	(104,821)	(1,925)	(1,200)	(600)
64,658	11,470	41,440	7,931	(97,172)	(14,664)	28,400	13,111
(65,000)	0	(40,000)	(6,500)	100,000	16,000	(28,000)	(13,000)
(26,500)	(26,500)	(66,500)	(73,000)	27,000	43,000	15,000	2,000

12/8/2015	13/8/2015	14/8/2015	16/8/2015	17/8/2015	18/8/2015	19/8/2015
111	4,607	11,098	372	(1,017)	6,438	650
5,044	4,328	4,890	5,529	5,158	4,834	5,044
52	2,762	3,328	8,904	6,656	5,478	52
0	0	0	494	8,000	3,000	0
5,207	11,698	19,316	15,299	18,797	19,750	5,746
0	0	(15,200)	0	0	0	0
0	0	0	0	(11,759)	0	0
(600)	(600)	(68,744)	(21,316)	(600)	(600)	(1,356)
4,607	11,098	(64,628)	(6,017)	6,438	19,150	4,390
0	0	65,000	5,000	0	(18,500)	0
2,000	2,000	67,000	72,000	72,000	53,500	53,500
28

20/8/2015	21/8/2015	23/8/2015	24/8/2015	25/8/2015	26/8/2015	27/8/2015
4,390	48,771	3,424	5,433	3,620	2,831	7,327
4,328	4,890	5,529	5,158	4,834	5,044	4,328
40,652	3,328	8,904	22,629	5,478	52	2,762
0	0	0	0	3,000	0	0
49,371	56,988	17,857	33,220	16,931	7,927	14,418
0	0	(500)	0	(500)	0	0
0	0	0	0	0	0	0
(600)	(84,564)	(11,925)	(600)	(600)	(600)	(600)
48,771	(27,576)	5,433	32,620	15,831	7,327	13,818
0	31,000	0	(29,000)	(13,000)	0	0
53,500	84,500	84,500	55,500	42,500	42,500	42,500

28/8/2015	30/8/2015	31/8/2015
13,818	3,377	38,002
4,890	5,529	5,158
3,328	31,520	6,656
0	0	0
22,036	40,427	49,816
0	0	(1,500)
0	0	0
(87,659)	(2,425)	(6,200)
(65,623)	38,002	42,116
69,000	0	(41,000)
111,500	111,500	70,500

29